SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June 2005

Commission File Number: 0-3003

46 quai A. Le Gallo

92648 Boulogne Cedex

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “ yes ” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Financial release : May 23, 2005

This translation in English is for convenience only

Summary of the note d’information relating to the share buyback program authorized by the Ordinary and Extraordinary General Meeting of Shareholders of May 10, 2005 and launched by the board of directors on May 10, 2005

Pursuant to article L. 621-8 of the French Monetary and Financial Code (“Code monétaire et financier”), registered by the “Autorité des Marchés Financiers” (AMF) under number n° 05-422 dated May 19, 2005, a “note d’information” describing the objectives and the terms and conditions of a share buyback program, in accordance with the provisions of articles 241-1 to 241-8 of the AMF General Regulation.

This document has been drawn up by the issuer and responsibility for this document is assumed by its signatories. Registration does not imply the approval of the share buyback program or the certification of the accounting and financial information presented.

Summary of the main characteristics of the operation

AMF registration: No 05–422 dated May 19, 2005

Issuer: THOMSON, incorporated in France as a "société anonyme", listed on the Eurolist of Euronext Paris (“Compartiment A” – ISIN code FR0000184533)

Securities concerned: THOMSON shares

Maximum percentage of capital buyback authorized by the Combined General Meeting of Shareholders: 10%1

Maximum purchase price per share: €50

Objectives in decreasing order of importance:

1.

to cancel all or part of the securities so repurchased; or,

2.

to deliver shares (for exchange, payment or otherwise) as part of implementing external growth plans; or,

3.

to implement stock option purchase plans under the terms of Articles L. 225-177 et seq. of the French Commercial Code; or,

4.

to deliver shares at the time of the exercise of the rights attached to securities which have access to the capital through redemption, conversion, exchange, presentation of a warrant or otherwise; or,

5.

to make shares available under a liquidity agreement entered into with a provider of investment services and complying with the charter of ethics of the French “Association Française des Entreprises d'Investissement” approved by the AMF, in particular in order to animate the market; or,

6.

to grant shares to employees in respect of their participation in the proceeds of the company's expansion and to implement company savings plans under the terms provided for by law, in particular Articles L. 443-1 et seq. of the French Labor Code; or,

7.

to grant, for free, shares in particular pursuant to the provisions of Articles L. 225-197-1 et seq. of the French Commercial Code.

Authorization period :

18 months as from the close of the Ordinary and Extraordinary General Meeting of Shareholders of May 10, 2005, i.e. until November 10, 2006. This new authorization supersedes the authorization granted by the Ordinary and Extraordinary General Meeting of Shareholders of May 7, 2004

Percentage of the share buyback program allocated to each objective :

Objectives	% of the share buyback program allocated to each objective
Cancellation	40%
External growth operations	40%
Liquidity agreement	10%
Employee shareholders	10%

Taking into account the treasury stock as of May 11, 2005, i.e. 4 737 851 shares, the maximum percentage of capital buyback is 8.27%.

The complete “note d'information “ is available (in French) on our website: www.thomson.net or on the AMF website: www.amf-france.org

Press Release

Thomson’s Ordinary and Extraordinary Shareholders’ Meeting Approves Resolutions

Tubes Partnership Strategy on Schedule

Paris, May 10, 2005 – Thomson's Annual Shareholders’ Meeting was held today, chaired by Frank Dangeard, the Group’s Chairman & CEO, in the presence of the Board of Directors and of Thomson’s senior management.

All resolutions submitted to the Shareholders’ Meeting were approved*, including the distribution of a dividend of €0.285 per share to be paid as from May 27, 2005.

During the Meeting, Frank Dangeard and Group CFO, Julian Waldron, presented Thomson’s 2004 results. While providing an update of progress in implementing Thomson’s Two-Year Plan, Frank Dangeard also commented that the second phase of the Tubes partnership strategy is proceeding to schedule, with the Group currently in the process of receiving definitive offers for these assets.

* * *

*Shareholders approved resolutions covering:

•

the parent-company financial statements and consolidated financial statements for the financial year ended December 31, 2004, the appropriation of net income and the distribution of a dividend of €0.285 per share;

•

the renewal of the four-year terms of office of two directors, Mr Christian Blanc and Mr Marcel Roulet;

•

the authorization to the Board of Directors to allow the Company to purchase its own shares, the Company having indicated that it would not use this authorization in the case of a tender offer for Thomson;

•

the delegation to the Board of Directors to reduce the Company’s capital through the cancellation of shares acquired;

•

the delegation to the Board of Directors to increase the Company’s capital through the issuance of shares and/or issuance of securities giving an entitlement to debt securities; or by capitalising premiums, reserves, profits or otherwise for a maximum nominal amount of €250 million, which would be reduced to €200 million in the case of a capital increase without preferred subscription rights;

•

the delegation to the Board of Directors to increase the Company’s capital in favor of members of Company savings plans, to grant stock options to staff or corporate officers without any discount, and to grant free existing or new shares to employees and corporate officers.

Thomson’s Annual Shareholders’ Meeting was webcast: www.thomson.net/ag.

###

Certain statements in this press release, including any discussion of management expectations for future periods constitute “forward-looking statements” within the meaning of the “safe harbour” of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements due to changes in global economic and business conditions as well as conditions specific to Thomson’s business, and regulatory factors. More detailed information on the potential factors that could affect the financial results of Thomson is contained in Thomson’s filings with the U.S. Securities and Exchange Commission.

About Thomson - Partner to the Media & Entertainment Industries

Thomson (Euronext Paris: 18453; NYSE: TMS) provides services, systems, and technology to help its Media & Entertainment clients – content creators, content distributors and users of its technology – realize their business goals and optimize their performance in a rapidly changing technology environment. The Group intends to become the preferred partner to the Media & Entertainment Industries through its Technicolor, Grass Valley, RCA and Thomson brands. For more information: www.thomson.net.

Press Relations
Monica Coull	+33 1 41 86 53 10	monica.coull@thomson.net
Financial Dynamics (Aurelie Gasnier) Investor Relations	+33 1 47 03 68 17	aurelie.gasnier@fd.com
Séverine Camp	+33 1 41 86 57 23	severine.camp@thomson.net
David Schilansky	+33 1 41 86 52 38	david.schilansky@thomson.net

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 8, 2005	THOMSON S.A.

	By:	/s/ Julian Waldron
	Name:	Julian Waldron
	Title:	Senior Executive Vice President, Chief Financial Officer